UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  January 16, 2008


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

RESEARCH UPDATE



NOVO NORDISK REFOCUSES ITS ACTIVITIES WITHIN INHALED INSULIN AND DISCONTINUES THE DEVELOPMENT OF AERX{reg-trade-mark}

Based on a detailed analysis of the future prospects for inhaled insulin and a review of the medical and commercial potential of the AERx{reg-trade-mark} iDMS inhaled insulin system (AERx{reg-trade-mark}), Novo Nordisk has decided to refocus its inhaled insulin activities and discontinue all further development of AERx{reg-trade-mark}. The decision to discontinue the development of AERx{reg-trade-mark} is not due to safety concerns. The decision impacts the company's 2007 operating profit with a non-recurring cost of around DKK 1.3 billion.

"The AERx{reg-trade-mark} system has been developed for delivering fast-acting insulin in connection with meals, and we have concluded that fast-acting inhaled insulin in the form it is known today is unlikely to offer significant clinical or convenience benefits over injections of modern insulin with pen devices such as Novo Nordisk's FlexPen{reg-trade-mark}," says Lars Rebien Sorensen, president & CEO of Novo Nordisk. He continues: "In general, people with type 2 diabetes start insulin therapy with long-acting or premixed insulin, and experience shows that they want very simple, very convenient devices for administering their insulin. This requires a completely new approach to inhalation of insulin."

Against this background, Novo Nordisk will increase research and development activities targeted at inhalation systems for long-acting formulations of insulin and GLP-1. The activities will take place at two centres of excellence in Hayward, California, and Hillerod, Denmark.

The people with diabetes who are currently participating in phase 3 clinical trials with AERx{reg-trade-mark} will be switched to the treatment alternative recommended by their doctors. Subject to local regulations, Novo Nordisk will fund medication and medical supervision for the planned duration of the trials.

"We regret the inconvenience caused by the termination of the trials and will do our utmost to support doctors and medical staff in ensuring as smooth a transition as possible for the affected patients," says Lars Rebien Sorensen. Activities related to clinical development and manufacturing of AERx{reg-trade-mark} devices and insulin strips will be discontinued. As a consequence of this decision, a significant number of employees at Novo Nordisk's site in Hayward, California, are expected to become redundant.

FINANCIAL IMPLICATIONS
For 2007, a non-recurring cost of discontinuing all clinical development and manufacturing activities related to the AERx{reg-trade-mark} system is expected to amount to around DKK 1.3 billion which will negatively impact operating profit in 2007. Around DKK 900 million relates to write-down and impairment of tangible and intangible assets, around DKK 300 million relates to the discontinuation of clinical trials and, finally, around DKK 100 million relates to other exit costs such as leasing and investment commitments. For 2007, the discontinuation will not impact the reported cash flow.

Novo Nordisk will provide financial results for 2007 and detailed financial guidance for 2008 in connection with the release of the full-year 2007 financial results on 31 January 2008.

However, at the current point in time, Novo Nordisk can reconfirm the sales growth guidance given in connection with the release of the financial results for the first nine months of 2007 on 31 October 2007. For 2007, sales growth measured in local currencies is now expected to be realised in the middle of the 11-14% range indicated as part of the release of the financial results for the first nine months of 2007. Furthermore, as the discontinuation primarily impacts R&D costs in 2007, Novo Nordisk now expects the R&D to sales ratio for 2007 to be slightly more than 20%.

For 2008, the discontinuation of further development of AERx{reg-trade-mark} is expected to result in an R&D to sales ratio of around 17% including a non-recurring cost of around DKK 300 million related to severance payments and other costs.

CONFERENCE CALL
At 10 am CET tomorrow (15 January), corresponding to 4 am EDT, a conference call for investors will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under 'Investors - Download centre'.

AERx{reg-trade-mark} is a registered trademark of Aradigm Corporation or its affiliates in the United States and other countries. FlexPen{reg-trade-mark} is a registered trademark of Novo Nordisk A/S.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 25,800 employees in 79 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

FURTHER INFORMATION:

Media:                            Investors:
Outside North America:            Outside North America:
Mike Rulis                        Mads Veggerby Lausten
Tel (direct): (+45) 4442 3573     Tel (direct): (+45) 4443 7919
mike@novonordisk.com              mlau@novonordisk.com

                                  Hans Rommer
                                  Tel (direct): (+45) 4442 4765
                                  hrmm@novonordisk.com

In North America:                 In North America:
Lori Moore                        Christian Qvist Frandsen
Tel (direct): (+1) 609 919 7991   Tel (direct): (+1) 609 919 7937
lrmo@novonordisk.com              cqfr@novonordisk.com

Stock Exchange Announcement no 2 / 2008

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: January 16, 2008                          NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer